UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. N/A)*

ELECTRO RENT CORPORATION

(Name of Issuer)

Common Stock

  (Title of Class of Securities)

285218-10-3

  (CUSIP Number)

Daniel Greenberg
6060 Sepulveda Boulevard
Van Nuys, CA 91411
(818) 786-2525

  (Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2009

  (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285218-10-3	13D	Page 2 of 4

1.	Names of Reporting Persons. Daniel Greenberg
2.	Check the Appropriate Box if a Member of A Group (See Instructions) a) ☐ b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	4,817,505*
	8. Shared Voting Power	0
	9. Sole Dispositive Power	4,817,505*
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,817,505*
12.	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%
14.	Type of Reporting Person (See Instructions) IN
 (*)  The Reporting Person disclaims beneficial ownership of (i) 180,496 shares held by the Greenberg Foundation and (ii) except to the extent of his pecuniary interest therein, 614,938 shares held by the Ruth C. Greenberg Inter Vivos Trust.

CUSIP No. 285218-10-3	13D	Page 3 of 4

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”) of Electro Rent Corporation, a California corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 6060 Sepulveda Boulevard, Van Nuys, California  91411.

Item 2.  Identity and Background

(a)	This statement is filed on behalf of Daniel Greenberg.

(b)	Mr. Greenberg’s business address is 6060 Sepulveda Boulevard, Van Nuys, California 91411.

(c)	Mr. Greenberg is Chief Executive Officer and Chairman of the Board of the Issuer.

(d)	During the last five years, Mr. Greenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Greenberg was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Greenberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations

Not applicable

Item 4.  Purpose of the Transaction

During 2009 Mr. Greenberg’s beneficial ownership of Common Stock increased from 19.7% to 20.1% due to a reduction in the Issuer’s outstanding shares as a result of the Issuer’s repurchases of its Common Stock.  Mr. Greenberg has previously filed statements on Schedule 13G to report his holdings of Common Stock.

Mr. Greenberg has no present plans or proposals with respect to the Common Stock that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Greenberg may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Greenberg beneficially owns 4,817,505 shares of Common Stock, representing approximately 20.1% of the 23,919,508 outstanding reported by the Issuer as outstanding in its Quarterly Report on Form 10-Q for the period ending November 30, 2009.  Mr. Greenberg disclaims beneficial ownership of (i) 180,496 shares held by the Greenberg Foundation of which Mr. Greenberg is the President and (ii) except to the extent of his pecuniary interest therein, 614,938 shares held by the Ruth C. Greenberg Inter Vivos Trust of which Mr. Greenberg is the sole trustee.

(b)	Mr. Greenberg has sole power to vote and to dispose of all of the subject shares.

(c)	During the past sixty days, Mr. Greenberg has not effected any transactions in the class of securities reported herein.

(d)	Not applicable.

CUSIP No. 285218-10-3	13D	Page 4 of 4

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  February 8, 2010

/s/ Daniel Greenberg
Daniel Greenberg